

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 24, 2008

Mr. Ronald D. Sloan
Chief Executive Officer
Can Cal Resources Ltd.
2500 Vista Mar Drive
Las Vegas, Nevada 89128

>   **Re:**   **Can Cal Resources Ltd.**
>   **Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2007**
>   **Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2006**
>   **Filed September 19, 2008**
>   **Response Letter Dated September 10, 2008**
>   **File No. 0-26669**

Dear Mr. Sloan

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2007

General

1.   Please submit your response letter to us dated May 29, 2008 on EDGAR.

2.   Please expand the disclosure in the first bullet point of your Explanatory Note at the forepart of your document, regarding amendments to the comparative balance sheet, as restated for the year ended December 31, 2006, to clarify that the disclosure being referenced was added to the amendment to your 2006 annual report which you filed on September 19, 2008; and is being repeated in the amendment to your 2007 report because although you had corrected the valuation of shares issued to acquire mineral rights in advance of filing your original 2007 report on April 16, 2008, you needed to correct disclosure in your 2007 report

Mr. Ronald D. Sloan
Can Cal Resources Ltd.
November 24, 2008
Page 2

about the transaction that mistakenly reported the amounts of the valuation prior the correction (e.g. Note 7, page 39).

3. We note that you filed amendments to five interim reports and two annual reports on September 19, 2008 to resolve various issues identified in prior comments. However, you filed these amendments without the certifications required by Item 601(b)(31) and (32) of Regulations S-B and S-K. The one certification that you did attach to the amendment to the Form 10-QSB for the quarter ended March 31, 2007 has not been updated. Unfortunately, you will need to re-file all amendments to include updated certifications to comply with Rule 12b-15 of Regulation 12B. Please ensure that the wording of your certifications are exactly as set forth in Item 601(b)(31) and (32) of Regulations S-B and S-K, as applicable. The certification in your 2008 third quarter report also does not comply with the current requirements (i.e. language about internal control over financial reporting is required in paragraphs 4 and 4b).

4. The amendment to your interim report for the quarter ended March 31, 2008 is missing the comparative balance sheet (as of December 31, 2007) required under Rule 8-03 of Regulation S-X. Please resolve this matter when filing your amendment.

5. You have repeated disclosure in the amendments to your 2007 annual report and two subsequent interim reports, as well as the newly filed third quarter report, of the incorrect valuation of shares issued in your August 22, 2006 acquisition of mining claims. These appear on pages 39, 12, 17, and 18, respectively. Please correct these disclosures when filing the additional amendments necessary to address other comments in this letter.

Financial Statements, page 25

Audit report, page 26

6. We note you included a dual-dated audit opinion from your auditors, through September 5, 2008, in the amendment to your 2006 report, in response to prior comment 5. However, the audit opinion included with the amendment to your 2007 report has not been updated beyond the original date of March 20, 2008. Since you will need to correct the disclosure on page 39, which presently references the incorrect valuation of shares issued to acquire mineral rights on August 22, 2006, you will need to obtain an updated audit report from your auditors and include it in an amendment to your filing. Please also include disclosure about the correction in the valuation of these shares in a note to your financial statements for the year ended December 31, 2007.

7.   We note that you have added cumulative information to your financial statements to comply with SFAS 7 in response to prior comment 4. However, this information does not appear to be covered by the audit opinion. Under these circumstances, you need to label all of the inception-to-date information as unaudited, including any related disclosures in the notes to your financial statements (e.g. you include details of numerous transactions involving shares of your common stock in Note 7, including some during the years 1996 through 2005). If this information is not covered by the current audit, it will need to be differentiated from disclosure that has been audited.

Controls and Procedures, page 42

8.   We note you have modified your disclosure about the effectiveness of your internal control over financial reporting (ICFR) to state your conclusion without qualification to comply with prior comment 7. We see that you now believe ICFR was effective as of year-end, and that you have re-characterized the points previously identified as exceptions to effectiveness as deficiencies, but not material weaknesses.

We also see that you added disclosure indicating that disclosure controls and procedures (DCP) were evaluated as of year-end and that you concluded these were effective "…in timely alerting" Mr. Sloan to material information which is required to be included in your filings; also stating that were no changes in ICFR during the fourth quarter.

Your statement about DCP includes a limitation because you describe how these are effective without regard to the definition in Rule 13a-15(e) of Regulation 13A. In other words, you need to clarify whether DCP are effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Alternatively, you may simply state your conclusion as effective or not effective without further explanation.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2006

Financial Statements, page 27

General

9.   Please revise the labeling of your Balance Sheet and Statement of Stockholders' Equity for the year ended December 31, 2006 to read "as restated."

Controls and Procedures, page 39

10.   We note your disclosure in the first and second sentence explaining that you conducted an evaluation of disclosure controls and procedures (DCP) as of December 31, 2006 and concluded that there was a deficiency, which you characterize as a material weakness in the fifth sentence. Under these circumstances, your disclosure should be further revised to clearly state that DCP were not effective as of year-end due to the material weakness, notwithstanding any subsequent changes which may have remedied this situation. Also revise your disclosure to address the following concerns.

(a)   Given that you originally filed the 2006 financial statements with an incorrect valuation of the shares issued in the August 22, 2006 acquisition of mining claims, your statements in the third, fourth and fifth sentences of the first paragraph under this heading, including the phrases "…[an] adjustment to reduce other assets and additional paid-in capital was recorded in the original report to correct this deficiency," "review of the Company's filings by the SEC necessitated the reversal of the adjustment," and "…the Company's original accounting for the transaction was correct," are not sufficiently coherent or consistent with the actual reporting in your original Form 10-KSB for 2006.

Please modify your disclosure as necessary to (i) clarify that your original reporting was incorrect and that you restated your financial statements to value the 1,000,000 shares issued in the transaction based on the market price at the time of issuance, rather than the cost to maintain the claims per year (resulting in adjustments that increased the property account and additional paid-in capital), and (ii) eliminate references to an adjustment reversal.

(b)   With regard to your statement, "Other than as described above, there was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter…," since the changes made to remedy the material weaknesses identified in your disclosure controls and procedures appear to have been made subsequent to the end of the period covered by your report, please remove the phrase "Other than as described above" which implies the change was made during the fourth quarter of your fiscal year end.

Please expand this disclosure to identify the period in which the changes were actually made, and ensure that your disclosures in the subsequent periodic report which pertain to changes in ICFR for such period include appropriate disclosure. If the conclusions in your Form 10-QSB/A for the quarter ended March 31, 2007 are accurate, indicating DCP were

> effective, it appears you would need to expand the disclosure in that report to identify the changes in ICFR that had resolved the material weakness previously identified.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief